Exhibit 77(d)

                 Policies with Respect to Security Investments

Effective October 31, 2005, Davis Selected Advisers, L.P. was appointed as the sub-adviser to ING Salomon Brothers Fundamental Value Portfolio. In connection with this change, the name of the fund was changed to ING Davis Venture Value Portfolio and the strategy was changed to allowing the fund to invest the majority of its assets in equity securities issued by large companies with market capitalizations of at least $10 billion. The Portfolio has the flexibility to invest a limited portion of its assets in companies of any size, companies whose shares may be subject to controversy and to invest in foreign securities and non-equity securities.